UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SATCON TECHNOLOGY CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
803893106

(CUSIP Number)
Philip J. Deutch
NGP Energy Technology Partners, L.P.
1700 K Street NW, Suite 750
Washington, D.C. 20006
Telephone: (202) 536-3920
Facsimile: (202) 536-3921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Robert D. Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
1700 K Street, NW, Fifth Floor
Washington, DC 20006
Telephone: (202) 973-8800
Facsimile: (202) 973-8899
December 20, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: NGP Energy Technology Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

State of Delaware

7	Sole Voting Power:

Number of	14,829,060 (1)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	17,500,000 (2)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

17,500,000 shares (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

26.0% (3)

14	Type of Reporting Person (See Instructions):

PN

(1)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44, plus the voting power of 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(2)	Represents 9,615,384 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04, plus 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on December 20, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: NGP ETP, L.L.C

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

State of Delaware

7	Sole Voting Power:

Number of	14,829,060 (1)(2)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	17,500,000 (1)(3)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

17,500,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

26.0%(4)

14	Type of Reporting Person (See Instructions):

CO

(1)	The reporting person is the general partner of NGP Energy Technology Partners, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.

(2)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred original issue price of $1,000 to $1.44, plus the voting power of 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	Represents 9,615,384 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04, plus 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(4)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on December 20, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: Energy Technology Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

State of Delaware

7	Sole Voting Power:

Number of	14,829,060 (1)(2)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	17,500,000 (1)(3)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

17,500,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

26.0% (4)

14	Type of Reporting Person (See Instructions):

CO

(1)	The reporting person is the manager of NGP ETP, L.L.C., which is the general partner of NGP Energy Technology Partners, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.

(2)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred original issue price of $1,000 to $1.44, plus the voting power of 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	Represents 9,615,384 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04, plus 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(4)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on December 20, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: Philip J. Deutch
I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

United States of America

7	Sole Voting Power:

Number of	14,829,060 (1)(2)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	17,500,000 (1)(3)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

17,500,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

26.0% (4)

14	Type of Reporting Person (See Instructions):

IN

(1)	The reporting person is the manager of Energy Technology Partners, L.L.C., the manager of NGP ETP, L.L.C. NGP ETP, L.L.C. is the general partner of NGP Energy Technology Partners, L.P., which owns the reported securities. The reporting person is also a member of the investment committee of NGP ETP, L.L.C. By virtue of these relationships, the reporting person may be deemed to have the power to vote, or to direct the vote, and dispose of, or direct the disposition of, the reported securities held by NGP Energy Technology Partners, L.P. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.

(2)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44, plus the voting power of 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	Represents 9,615,384 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04, plus 7,884,616 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(4)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on December 20, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (17,500,000).

Schedule 13D
          The original statement on Schedule 13D dated November 19, 2007 (the “Schedule 13D”), relating to the Series C Preferred Stock, $0.01 par value per share (the “Series C Preferred”), of SatCon Technology Corporation, a Delaware corporation (“SatCon” or the “Issuer”), and the common stock of the Issuer, $0.01 par value per share (the “Common Stock”), issuable upon conversion of the Series C Preferred, is hereby amended and set forth in this Amendment No. 1 (this “Amendment”, and together with the Schedule 13D, this “Statement”).
          This Amendment is being filed jointly by NGP Energy Technology Partners, L.P. (“NGP Energy Tech”), NGP ETP, L.L.C. (“NGP GP”), Energy Technology Partners L.L.C. (“ETP”) and Philip J. Deutch (“Deutch”, and together with NGP Energy Tech, NGP GP and ETP, the “Reporting Persons” and each a “Reporting Person”) to report the closing of an additional investment in the Issuer on December 20, 2007 (the “Second Closing”). The Second Closing represents the final investment in a series of two investments made by NGP Energy Tech in the Issuer under the Stock and Warrant Purchase Agreement, dated as of November 8, 2007 among the Issuer, NGP Energy Tech and other investors (collectively, the “Investors”). In connection with the Second Closing, NGP Energy Tech has acquired the following securities of the Issuer:

(1)	NGP Energy Tech purchased 5,000 shares of Series C Preferred at a purchase price of $1,000 per share, which is convertible into an aggregate of 4,807,692 shares of Common Stock, subject to anti-dilution and other adjustment provisions.

(2)	NPG Energy Tech also received a warrant to purchase 253,580 shares of Common Stock at an exercise price of $1.25 per share (the “Second Closing Warrant”). The Second Closing Warrant is immediately exercisable and will expire on December 20, 2014. The Second Closing Warrant also includes a cashless exercise provision.
          This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unchanged by this Amendment.
          Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:
ITEM 1. SECURITY AND ISSUER.
          Item 1 is amended and restated in its entirety to read as follows:
          This Statement relates to the Series C Preferred of SatCon and the Common Stock, issuable upon conversion of the Series C Preferred and upon exercise of the NGP Warrants (as defined below). The principal executive offices of SatCon are located at 27 Drydock Avenue, Boston, MA 02210.
ITEM 2. IDENTITY AND BACKGROUND.
          Item 2 is amended and restated in its entirety to read as follows:
          This Statement is being filed jointly by the Reporting Persons. NGP GP is the general partner of NGP Energy Tech. ETP is the sole manager of NGP GP and Deutch is the sole member and manager of ETP. The address and principal business office of each Reporting Person is 1700 K Street NW, Suite 750, Washington, D.C. 20006.
          The principal business of NGP Energy Tech is to directly or indirectly invest in, hold, sell and otherwise deal in for its own account securities and enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions necessary or advisable to the carrying out of the foregoing objectives and purposes. The principal business of NGP GP is to act as sole general partner of NGP Energy Tech. The principal business of ETP is to act as manager of NGP GP. The principal business of Deutch is to manage NGP GP and ETP and any other affiliated partnerships with similar business.
          During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          NGP Energy Tech is a limited partnership organized under the laws of the State of Delaware. NGP GP and ETP are limited liability companies organized under the laws of the state of Delaware. Deutch is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 is amended and restated in its entirety to read as follows:
     On November 8, 2007, at the initial closing (the “Initial Closing”) pursuant to the Purchase Agreement, NGP Energy Tech purchased 5,000 shares of Series C Preferred at a purchase price of $1,000 per share, for a total investment of $5,000,000. The Series C Preferred acquired by NGP Energy Tech on November 8, 2007 is convertible into an aggregate of 4,807,692 shares of Common Stock, subject to anti-dilution and other adjustment provisions. At the Initial Closing, NGP Energy Tech also received a warrant to purchase 7,631,036 shares of Common Stock at an exercise price of $1.44 per share (the “First Closing Warrant”). The exercise price of the First Closing Warrant was subsequently changed to $1.25 per share, at the meeting of the Issuer’s stockholders held on December 20, 2007. The First Closing Warrant may not be exercised until May 8, 2008, but is being reported as already being beneficially owned by the Reporting Persons in this Statement.
     On December 20, 2007, at the Second Closing under the Purchase Agreement, NGP Energy Tech purchased 5,000 shares of Series C Preferred at a purchase price of $1,000 per share, for a total investment of $5,000,000. The Series C Preferred acquired by NGP Energy Tech at the Second Closing is convertible into an aggregate of 4,807,692 shares of Common Stock, subject to anti-dilution and other adjustment provisions. At the Second Closing, NGP Energy Tech also received the Second Closing Warrant (together with the First Closing Warrant, the “NGP Warrants”).
     Pursuant to the Purchase Agreement, NGP Energy Tech received the right to nominate one individual for election to the Issuer’s board of directors. As a result, Deutch was appointed to the Issuer’s board of directors on November 8, 2007. Additionally, as a condition to the Second Closing, the board of directors was reduced to seven members and the Investors received the right to nominate one additional director who is “independent” (as the term is defined in the regulations of the Nasdaq Stock Market) to serve as a director of the Issuer. As a result, Bob Schoenberger was appointed to the Issuer’s board of directors on December 19, 2007.
     Working capital of NGP Energy Tech was the source of the funds for the purchase and no part of the funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.
ITEM 4. PURPOSE OF TRANSACTION.
          Item 4 is amended and restated in its entirety to read as follows:

Schedule 13D
     The Reporting Persons have acquired the shares of Series C Preferred and the NGP Warrants for investment purposes. Subject to the factors discussed below, the Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire warrants or shares of Common Stock, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the NGP Warrants or shares of Series C Preferred or Common Stock which they now own or may hereafter acquire from the Issuer.
     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, at the date of this Amendment, the Reporting Persons do have the plans or proposals that are described below.
     The summaries contained in this Statement of certain provisions of the Purchase Agreement, the Certificate of Designation, the First Closing Warrant, the Second Closing Warrant and the Registration Rights Agreement are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 1, 2, 3, 4 and 5, respectively, and are incorporated in this Statement by reference to the Current Report on Form 8-K filed by the Issuer on November 14, 2007).
     Sale of Additional Securities of the Issuer. Pursuant to the Purchase Agreement, following the Second Closing, the Issuer has agreed to issue to NGP Energy Tech additional warrants in the event that the holders of certain existing warrants (none of whom are affiliated with NGP Energy Tech) exercise those warrants in the future. Upon those exercises, the Issuer will issue to NGP Energy Tech and the other investors additional warrants (“Additional Warrants”) to purchase Common Stock equal to one-half of the number of shares of Common Stock issued upon exercise of these existing warrants. The exercise price of these Additional Warrants will be $1.25 per share. If all of these existing warrants are exercised, NGP Energy Tech would receive a warrant to purchase its pro rata amount of 4,639,564 shares of Common Stock.
     Stockholder Approval. On December 20, 2007, the Issuer held a meeting of its stockholders for the purpose of seeking approval for (i) the transactions to be completed at the Second Closing, including the issuance and sale of shares of Series C Preferred and Second Closing Warrants, the possible issuance and sale of the Additional Warrants referred to above, the issuance of Common Stock upon exercise, conversion or redemption of Series C Preferred, the NGP Warrants and Additional Warrants, and the repricing of the exercise price of the First Closing Warrant from $1.44 per share to $1.25 per share, (ii) the amendment of the Issuer’s Certificate of Incorporation to increase the number of shares of Common Stock authorized therein from 100,000,000 to 200,000,000 and (iii) the increase in the aggregate number of shares of Common Stock which may be issued under the Issuer’s 2005 Incentive Compensation Plan by 10,000,000 shares of Common Stock from 4,000,000 to 14,000,000. At this meeting, all of the foregoing were approved.

Schedule 13D
     Adjustment of Warrant Exercise Price. The exercise price and number of shares issuable upon exercise of the NGP Warrants and the Additional Warrants issued at or following the Second Closing are subject to adjustment in the event of dilutive issuances so that the exercise price of these warrants will always be equal to the product of 120% multiplied by the conversion price of the Series C Preferred. Upon each adjustment of the exercise price, the number of shares subject to the warrant will also be adjusted. The number of shares subject to the warrant upon adjustment will be determined by multiplying the current exercise price prior to the adjustment by the number of shares subject to the warrant and dividing the product by the exercise price resulting from the adjustment.
     Preemptive Right. The Issuer has agreed that if it issues and sells any new securities prior to December 20, 2009, subject to certain exceptions, the Issuer will give NGP Energy Tech the right to purchase all or some of those new securities so as to permit NGP Energy Tech to maintain its ownership percentage in the Issuer’s stock.
     Dividends. Pursuant to the Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock (the “Certificate of Designation”), the holders of Series C Preferred have the right to receive, in preference to all other classes of stock junior in rank to the Series C Preferred, cumulative dividends at a rate of five percent (5%) per annum of the liquidation preference amount (described below). After the payment of this dividend, holders of Series C Preferred are entitled to participate on an as converted to Common Stock basis in the payment of any dividends on the Common Stock.
     Liquidation Preference. Upon a liquidation, dissolution, winding-up, consolidation, merger, sale of substantially all assets or similar event of the Issuer, the holders of Series C Preferred have the right to receive, in preference to all other classes of our stock junior in rank to the Series C Preferred, an amount per share equal to the greater of (i) $1,000 per share plus all accrued but unpaid dividends, or (ii) the amount per share that a holder would have received if, immediately prior to the liquidation, that holder’s share had been converted to Common Stock. After payment of the liquidation preference described above, the holders of Series C Preferred are not entitled to any further participation in any distribution of the Company’s assets.
     Conversion. Each share of Series C Preferred is convertible into that number of shares of Common Stock equal to the quotient determined by dividing 1,000 (plus accrued dividends) by the conversion price. The initial conversion price of the Series C Preferred is $1.04 per share. The conversion price is subject to weighted average anti-dilution protection (in accordance with a formula set forth in the Certificate of Designation) in the event of an issuance of equity securities below the conversion price then in effect. The holder of a share of Series C Preferred may elect to convert that holder’s share at any time. In addition, after November 8, 2009, the Issuer has the right to force conversion of all Series C Preferred if, for a 180 consecutive day period, the average closing price of Common Stock is equal to at least $7.00, subject to adjustment for stock dividends, stock splits or other similar recapitalizations.
     Redemption. On or after November 8, 2011, the holders of two-thirds of the outstanding shares of Series C Preferred may require the Issuer to redeem all or any portion of the outstanding shares of Series C Preferred Stock. The redemption price is equal to 120% of the liquidation preference amount, to the extent that the redemption is made in cash, or 140% of the liquidation preference amount to the extent that, at the Issuer’s election, the redemption is made in shares of Common Stock. If the redemption is made in shares of Common Stock, the shares

Schedule 13D
will be based on the fair market value of the Common Stock, based on a 10 day volume weighted average, as of the redemption date.
     Voting. The holders of Series C Preferred are entitled to vote on all matters on which the holders of Common Stock are entitled to vote, voting together with the holders of Common Stock as a single class. Each share of Series C Preferred is entitled to that number of votes as is equal to the quotient determined by dividing (i) the original issue price of $1,000 by (ii) $1.44. Accordingly, each share of Series C Preferred is entitled to 694 votes. The number of votes to which a share of Series C Preferred is entitled is subject to adjustment for any stock dividends, combinations, splits and the like with respect to shares of Common Stock.
     The Issuer is not permitted, without the affirmative vote or written consent of a certain percentage of the holders of the Series C Preferred, directly or indirectly, to take any of the following actions or agree to take any of the following actions: (i) authorize, create or issue any shares of preferred stock or other equity securities ranking senior to or on a parity with the Series C Preferred; (ii) increase or decrease the total number of authorized shares of Series C Preferred; (iii) amend or modify the Issuer’s certificate of incorporation (including the Certificate of Designation governing the Series C Preferred) or bylaws that would adversely affect the rights, preferences, powers and privileges of the Series C Preferred; (iv) incur any form of indebtedness for borrowed money in excess of $5,000,000 in the aggregate (other than indebtedness existing at November 8, 2007); (v) repurchase or redeem any equity securities ranking junior to the Series C Preferred, subject to certain exceptions; (vi) effect any distribution or declare, pay or set aside any dividend with respect to any equity securities ranking junior to the Series C Preferred; (vii) effect a liquidation, consummate a reorganization event or dispose, transfer or license any material assets, technology or intellectual property, other than non-exclusive licenses in connection with sales of the Issuer’s products in the ordinary course of business; (viii) change the size of the Issuer’s board of directors; (ix) encumber or grant a security interest in all or substantially all or a material part of the Issuer’s assets except to secure indebtedness permitted above that is approved by the Issuer’s board of directors; (x) acquire a material amount of assets of another entity, through a merger, purchase of assets or purchase of capital stock or otherwise; or (xi) enter into any agreement to do or cause to be done any of the foregoing.
     Change of Control. Pursuant to the Certificate of Designation, the separate approval of holders of the outstanding Series C Preferred shall be required to undertake certain actions, such as amending or modifying the Issuer’s Certificate of Incorporation or Bylaws or enter into a change of control transaction or asset sale. In addition, the Liquidation Preference described above is payable upon certain change of control transactions. Such provisions may impede the ability of other persons to acquire control of the Issuer.
     Board Representation. The Issuer has agreed that NGP Energy Tech has the right to designate one representative to the Issuer’s Board of Directors in connection with the Initial Closing. Accordingly, effective November 8, 2007, the board of directors of the Issuer appointed Philip J. Deutch as NGP Energy Tech’s designee to the board of directors and to serve as a member of the Compensation Committee of the board of directors. Mr. Deutch serves as a Class II Director. Mr. Deutch has also been appointed to serve as a member of a four person special committee of the board of directors charged with searching for a new Chief Executive Officer of the Company.
      In connection with the Second Closing, the Issuer has also agreed that NGP Energy Tech and the other investors identified in the Purchase Agreement (the “Investors”) have the right to designate one additional director to the Issuer’s board of directors who is “independent” (as that term is defined in the regulations of the Nasdaq Stock Market) and further agreed to reduce the board of directors to seven members. Accordingly, three currently serving directors were required to resign for these conditions to be satisfied. Following the resignation of these directors, Bob Schoenberger was appointed to the Issuer’s board of directors as the Investors independent designee. Further, following the Second Closing, if the number of members of the board of directors must be set at nine to comply with regulations of the Nasdaq Stock Market, the Investors would have the right to designate one additional “independent” director (for a total of two “independent” directors).

Schedule 13D
     Registration of Securities. The Issuer has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of shares of Common Stock issuable upon conversion of the Series C Preferred and upon exercise of the warrants issued under the Purchase Agreement. The Issuer is required to file this registration statement not later than thirty (30) days after the Second Closing. The Issuer has agreed to use its best efforts to have this registration statement declared effective as soon as practicable after filing, but not later than sixty (60) days from the required filing date, and to keep it effective until the earlier of the date on which all of the shares of Common Stock covered by that registration statement have been sold and the date on which the holders of the Series C Preferred and warrants may sell all of the Common Stock covered by that registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended.
     In the event there is no registration statement effective with respect to the shares of Common Stock issuable upon conversion of the Series C Preferred and upon exercise of the warrants issued in the private placement, the Issuer has agreed to provide the Purchasers with two “demand” registration rights, so long as each demand registration statement covers shares with an anticipated aggregate offering price of at least $3,000,000. The Issuer has also agreed to provide the investors with unlimited “piggyback” rights with respect to offerings by the Issuer, subject to certain carve-backs in an underwritten offering.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 17,500,000 shares of Common Stock of the Issuer, representing the maximum number of shares of Common Stock that the Reporting Persons could beneficially own on the date hereof, assuming full conversion of the Series C Preferred and full exercise of the NGP Warrants. This number represents approximately 26.0% of the Issuer’s Common Stock (based on the 49,786,024 shares outstanding on December 20, 2007 plus the 17,500,000 shares of Common Stock which may be deemed to be sold to the Reporting Persons pursuant to the Purchase Agreement).
     (b) NGP Energy Tech will have sole voting and dispositive power with respect to the shares of Series C Preferred and the shares of Common Stock beneficially owned by NGP Energy Tech. By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, NGP GP, ETP and Deutch may be deemed to have the power to direct the voting and disposition of the shares of Series C Preferred and Common Stock beneficially owned by NGP Energy Tech. NGP GP, ETP and Deutch disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.
     (c) Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past sixty days by any of the Reporting Persons.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Statement.

Schedule 13D
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     (a) NGP GP is the general partner of NGP Energy Tech pursuant to an agreement of limited partnership and as such may invest the funds of NGP Energy Tech in the Issuer’s securities, vote and dispose of such securities, and exercise the rights and perform the obligations of a general partner. ETP is the manager of NGP GP pursuant to a management and administrative services agreement which authorizes ETP, among other things, to manage and administer NGP GP. Deutch is the manager of ETP pursuant to a limited liability company agreement and is a member of the investment committee of NGP GP pursuant to a limited liability company agreement.
     (b) The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. Except as referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.
     (c) Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 5 and incorporated by reference, with respect to the joint filing of this statement and any amendment or amendments hereto.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

1.	Stock and Warrant Purchase Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Amendment by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

2.	Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock of SatCon Technology Corporation, dated as of November 8, 2007 (incorporated in this Amendment by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

3.	Form of Warrant to purchase Common Stock (incorporated in this Amendment by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

4.	Form of Warrant to purchase Common Stock (incorporated in this Amendment by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

5.	Registration Rights Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Amendment by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

6.*	Agreement regarding Filing of Joint Schedule 13D.

*   Previously filed.

Schedule 13D
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NGP Energy Technology Partners, L.P.

By: NGP ETP, L.L.C.
Its: General Partner

By:	/s/ Philip J. Deutch

Name: Philip J. Deutch
Title: Authorized Member

NGP ETP, L.L.C.

By:	/s/ Philip J. Deutch

Name: Philip J. Deutch
Title: Authorized Member

Energy Technology Partners, L.L.C.

By:	/s/ Philip J. Deutch

Name: Philip J. Deutch
Title: Sole Member and Manager

/s/ Philip J. Deutch

Philip J. Deutch
     Dated: December 21, 2007

Schedule 13D
EXHIBIT INDEX

Exhibit
Number	Exhibit Name

1.	Stock and Warrant Purchase Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation, RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Amendment by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

2.	Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock of SatCon Technology Corporation, dated as of November 8, 2007 (incorporated in this Amendment by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

3.	Form of Warrant to purchase Common Stock (incorporated in this Amendment by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

4.	Form of Warrant to purchase Common Stock (incorporated in this Amendment by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

5.	Registration Rights Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation, RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

6.*	Agreement regarding Filing of Joint Schedule 13D.

*   Previously filed.